May 14, 2019

Christopher T. Hatto
Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

       Re: General Motors Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 6, 2019
           File No. 001-34960

Dear Mr. Hatto:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure